EXHIBIT 99.1

Argonaut Gold Inc.  Announces Intent to Terminate Registration
under U.S. Securities Exchange Act

Toronto, Ontario - (May 20, 2011).   Argonaut Gold Inc. (TSX: AR) (“Argonaut” or the “Company”) announces today that it will seek to terminate its registration, as successor-registrant to Pediment Gold Corp. (“Pediment”), with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934 (“Exchange Act”) as soon as possible by filing a Form 15F with the Commission.  As a result of the consummation of the statutory plan of arrangement (the “Arrangement’) with Pediment on January 27, 2011, Argonaut is deemed the successor-registrant to Pediment’s registration with the U.S. Securities and Exchange Commission under Rule 12g-3(a) of the Exchange Act.  Argonaut’s common shares, including those issued to Pediment shareholders in the Arrangement, are listed on the Toronto Stock Exchange under the symbol “AR” and are not listed on any national securities exchange in the United States.  Argonaut has concluded that it is not in the best interests of its shareholders to retain the U.S. registration at this time.

Upon filing of the Form 15F, Argonaut’s continuing reporting obligations under the Exchange Act will be suspended until the termination becomes effective.  Once effective, Argonaut expects to receive the exemption from registration provided by Rule 12g3-2(b) under the Exchange Act and will make information available to its securityholders in compliance with that Rule.

Argonaut files reports publicly in Canada as required by Canadian securities regulators and the Toronto Stock Exchange.  Argonaut’s shareholders may obtain copies of such reports from www.sedar.com or from the Company at the contact information listed below.  Certain reports are available on Argonaut’s website at www.argonautgoldinc.com.

About Argonaut
Argonaut is a Canadian gold company engaged in exploration, mine development and production activities. Its primary assets are the production-stage El Castillo Mine in the State of Durango, Mexico, the development stage San Antonio project, the past producing La Colorada project, and the exploration stage La Fortuna project, all of which are located in Mexico.

Creating the Next Quality Mid-Tier Gold Producer in the Americas.

Cautionary Note Regarding Forward-looking Statements
This news release contains forward-looking statements that involve risks and uncertainties that could cause results to differ materially from management's current expectations. Actual results may differ materially due to a number of factors. Except as required by law, Argonaut Gold Inc. assumes no obligation to update the forward-looking information contained in this news release.

For more information, contact:

Argonaut Gold Inc.

Nichole Cowles

Investor Relations Manager

www.argonautgoldinc.com